Exhibit 99.1

MARRIOTT INTERNATIONAL AND STARWOOD HOTELS & RESORTS WORLDWIDE SIGN
AMENDED MERGER AGREEMENT

Revised Terms Value Starwood at $79.53 Per Share or $13.6 Billion;
Total Per Share Value of $85.36 With Separate ILG Transaction Consideration

●	Starwood’s Board of Directors determined that revised terms from Marriott constitute a superior proposal compared to previously announced offer by Consortium led by Anbang Insurance Group.
●	Increased cash consideration to $21.00 for each share of Starwood common stock.
●	Revised exchange ratio of 0.80 shares of Marriott common stock for each share of Starwood common stock.
●	Targeted annual G&A synergies increased to $250 million run-rate.
●	Marriott and Starwood special stockholder meetings to be held on April 8, 2016 with transaction closing planned for mid-2016.
●	Marriott conference call 8:00 a.m. ET on Monday, March 21, 2016

Bethesda, MD, and Stamford, CT, March 21, 2016 – Marriott International, Inc. (NASDAQ: MAR) and Starwood Hotels & Resorts Worldwide, Inc. (NYSE: HOT) announced today that the companies have signed an amendment to their definitive merger agreement that creates the world’s largest hotel company.

Under the terms of the amended merger agreement, Starwood shareholders will receive $21.00 in cash and 0.80 shares of Marriott International, Inc. Class A common stock for each share of Starwood Hotels & Resorts Worldwide, Inc. common stock. Excluding its timeshare business, the transaction values Starwood at approximately $13.6 billion ($79.53 per share), consisting of $10.0 billion of Marriott International stock, based on the closing price of $73.16 on March 18, 2016, and $3.6 billion of cash, based on approximately 170 million outstanding Starwood shares.  Starwood shareholders will own approximately 34 percent of the combined company’s common stock after completion of the merger, based on current shares outstanding.

In addition, Starwood stockholders are expected to receive separate consideration in the form of Interval Leisure Group (NASDAQ: IILG) (“ILG”) common stock from the spin-off of the Starwood timeshare business and subsequent merger with ILG, currently valued at $5.83 per Starwood share, based on ILG’s share price as of market close on March 18, 2016 (the “ILG transaction”).  Both companies continue to expect the closing of this transaction will occur well before the planned date of the Marriott-Starwood merger closing.  The amended agreement and the ILG transaction have a combined current value of $85.36 per share of Starwood common stock.

As a result of extensive due diligence and joint integration planning, Marriott is confident it can achieve $250 million in annual cost synergies within two years after closing, up from $200 million estimated in November 2015 when announcing the original merger agreement.

This revised agreement offers superior value for Starwood’s shareholders, the ability to close quickly, and provides value creation potential that will allow both sets of shareholders to benefit from improved financial performance.  Marriott and Starwood have already obtained important regulatory consents necessary to complete the transaction, including clearing pre-merger antitrust reviews in the United States and Canada.

Arne Sorenson, President and Chief Executive Officer of Marriott International, said: “After five months of extensive due diligence and joint integration planning with Starwood, including a careful analysis of the brand architecture and future development prospects, we are even more excited about the power of the combined companies and the upside growth opportunities.  We are also more confident of achieving our updated target of $250 million of cost synergies.  With a higher cash component in the purchase price, we have improved the transaction’s financial structure as well.

“We expect to accelerate the growth of Starwood’s brands, leveraging Marriott’s worldwide hotel development organization and owner and franchisee relationships.  On the top line, combined sales expertise and increased account coverage should drive additional customer loyalty and increase revenue. Hotel level cost savings should benefit owners and franchisees, including better efficiencies in reservations, procurement and shared services.  The company will have a broader global footprint and the most powerful frequent traveler programs in the industry, strengthening Marriott’s ability to serve guests wherever they travel.

“We are also bringing together two of the most talented and experienced teams in the industry.  Together, they will combine their innovative ideas and service commitment to deliver unforgettable guest experiences.”

Bruce Duncan, Chairman of the Board of Directors of Starwood Hotels & Resorts Worldwide, said, “We are pleased that Marriott has recognized the value that Starwood brings to this merger and enhanced the consideration being paid to Starwood shareholders.  We continue to be excited about the combination of Starwood and Marriott, which will create the world’s largest hotel company with an unparalleled platform for global growth in the upscale segment.  We are also pleased with the progress the two companies have made toward closing.

“Throughout this process, our Board of Directors has remained laser-focused on maximizing value for Starwood shareholders, and Marriott’s revised offer provides the highest value to our shareholders through long-term upside potential from shared synergies and ownership in one of the world’s most respected companies, as well as significant upfront cash consideration.

“With its asset light business model, multi-year industry leading unit growth, powerful brands, and consistent return of capital to shareholders, Marriott stock has consistently traded at valuation premiums to its public peers.”

Marriott expects the transaction to be roughly neutral to adjusted earnings per share in 2017 and 2018.

Marriott remains committed to maintaining an investment grade credit rating after the merger.  While Marriott anticipates its leverage will be modestly higher than targeted levels when the transaction closes, it expects to reach targeted leverage of 3.0x to 3.25x adjusted debt to adjusted EBITDAR by year-end 2016.

One-time transaction costs for the merger are expected to total approximately $100 million to $130 million.  Transition costs are also expected to be incurred over the next two years.

The transaction is subject to Marriott International and Starwood Hotels & Resorts Worldwide stockholder approvals, completion of Starwood’s planned disposition of its timeshare business, obtaining remaining regulatory approvals and the satisfaction of other customary closing conditions.  Marriott and Starwood have each agreed to convene its respective stockholder meeting to consider the transactions contemplated by the amended merger agreement on March 28, 2016 and to immediately adjourn such meeting until April 8, 2016.  Assuming receipt of the necessary approvals, the parties continue to expect the transaction to close in mid-2016.  The break-up fee payable by Starwood in certain circumstances increased to $450 million from $400 million.  In circumstances in which the termination fee is payable, Starwood would also be required to reimburse Marriott for up to $18 million of actual costs incurred by Marriott in connection with the financing of the transaction.

As announced on March 18, 2016, Starwood’s Board previously determined that the binding and fully financed proposal from a consortium consisting of Anbang Insurance Group Co., Ltd., J.C. Flowers & Co. and Primavera Capital Limited (the “Consortium”) to acquire all of the outstanding shares of common stock of Starwood for $78.00 per share in cash constituted a “Superior Proposal,” as defined in the merger agreement.  The Consortium’s proposal, together with the ILG transaction, have a combined current value of $83.83 per Starwood share.  In connection with the amended merger agreement, Starwood’s Board of Directors has determined that the Consortium’s proposal no longer constitutes a “Superior Proposal”, and therefore under the merger agreement Starwood is no longer permitted to engage in discussions or negotiations with, or provide confidential information to, the Consortium. Starwood’s Board unanimously recommends the amended merger agreement with Marriott to Starwood’s stockholders.

Conference Call at 8:00 a.m. ET on Monday, March 21, 2016

Marriott International will conduct a conference call for the investment community on Monday, March 21, 2016 at 8:00 a.m. ET.  The call will be webcast simultaneously at Marriott’s investor relations website www.marriott.com/investor. The webcast can also be directly accessed through the following link: http://cache.merchantcantos.com/webcast/webcaster/4000/7464/7467/59394/Lobby/default.htm. The telephone dial-in number for the conference call is (866) 966-5335 and for participants outside the U.S., +1 (646) 843-4608. No passcode is required for the call.  A telephone replay of the conference call will be available for seven days. To access the replay, call (866) 583-1035. The conference ID for the recording is 7411783#.

A slide deck is also available on Marriott’s investor relations website www.marriott.com/investor.

Advisors
Lazard and Citigroup are serving as financial advisors to Starwood Hotels & Resorts Worldwide and Deutsche Bank Securities is the financial advisor to Marriott International.  Cravath, Swaine & Moore is serving as legal counsel to Starwood Hotels & Resorts Worldwide and Gibson, Dunn & Crutcher is serving as legal counsel to Marriott International on the transaction.

Additional Information and Where to Find It
This communication relates to a proposed business combination between Marriott and Starwood. In connection with this proposed business combination, on February 16, 2016, Marriott filed a registration statement on Form S-4 with the Securities and Exchange Commission (the “Commission”) that contains a joint proxy statement/prospectus and other relevant documents concerning the proposed business combination. The registration statement on Form S-4 was declared effective by the Commission on February 17, 2016. Each of Marriott and Starwood mailed the joint proxy statement/prospectus to its respective stockholders beginning on or around February 19, 2016. INVESTORS AND SECURITY HOLDERS OF MARRIOTT AND STARWOOD ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents (when available) that Marriott and Starwood file with the SEC at the SEC’s website at www.sec.gov. In addition, these documents may be obtained from Marriott free of charge by directing a request to investorrelations@marriott.com, or from Starwood free of charge by directing a request to ir@starwoodhotels.com.

Note on forward-looking statements: This press release contains “forward-looking statements” within the meaning of U.S. federal securities laws, including the parties’ plans for closing the transaction; the resulting impact on the size of Marriott’s operations; statements concerning the benefits of the transaction, including the combined company’s future financial and operating results, plans and expectations; and anticipated future events and expectations that are not historical facts. We caution you that these statements are not guarantees of future performance and are subject to numerous risks and uncertainties, including the receipt of necessary consents, and other risk factors that we identify in our most recent annual report on Form 10-K and in the joint proxy statement / prospectus on Form S-4 that we filed with the U.S. Securities and Exchange Commission on February 16, 2016.  Any of these factors could cause actual results to differ materially from the expectations we express or imply in this press release. We make these forward-looking statements as of the date of this press release. We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

About Marriott International, Inc.
Marriott International, Inc. (NASDAQ: MAR) is a global leading lodging company based in Bethesda, Maryland, USA, with more than 4,400 properties in 87 countries and territories.  Marriott International reported revenues of more than $14 billion in fiscal year 2015. The company operates and franchises hotels and licenses vacation ownership resorts under 19 brands, including: The Ritz-Carlton®, Bulgari®, EDITION®, JW Marriott®, Autograph Collection® Hotels, Renaissance® Hotels, Marriott Hotels®, Delta Hotels and Resorts®, Marriott Executive Apartments®, Marriott Vacation Club®, Gaylord Hotels®, AC Hotels by Marriott®, Courtyard®, Residence Inn®, SpringHill Suites®, Fairfield Inn & Suites®, TownePlace Suites®, Protea Hotels® and MoxyHotels®. Marriott has been consistently recognized as a top employer and for its superior business ethics. The company also manages the award-winning guest loyalty program, Marriott Rewards® and The Ritz-Carlton Rewards® program, which together comprise nearly 55 million members. For more information or reservations, please visit our website at www.marriott.com, and for the latest company news, visit www.marriottnewscenter.com.

About Starwood Hotels & Resorts Worldwide, Inc.
Starwood Hotels & Resorts Worldwide, Inc. is one of the leading hotel and leisure companies in the world with nearly 1,300 properties in some 100 countries and over 188,000 employees at its owned and managed properties. Starwood is a fully integrated owner, operator and franchisor of hotels, resorts and residences under the renowned brands: St. Regis®, The Luxury Collection®, W®, Westin®, Le Méridien®, Sheraton®, Tribute Portfolio™, Four Points® by Sheraton, Aloft®, Element®, along with an expanded partnership with Design Hotels™. The company also boasts one of the industry’s leading loyalty programs, Starwood Preferred Guest (SPG®). Visit www.starwoodhotels.com for more information and stay connected @starwoodbuzz on Twitter and Instagram and facebook.com/Starwood.

Contacts:

For Media:

Marriott International, Inc.
Tricia Primrose, 301-380-7770, tricia.primrose@marriott.com
Tom Marder, 301-380-7770, thomas.marder@marriott.com

Brunswick Group
Steve Lipin, 212-333-3810, slipin@brunswickgroup.com
Rebecca Kral, 212-333-3810, rkral@brunswickgroup.com

Starwood Hotels and Resorts Worldwide
K.C. Kavanagh, 866-478-2777, kc.kavanagh@starwoodhotels.com
Carrie Bloom, 203-964-5755 carrie.bloom@starwoodhotels.com

Sard Verbinnen & Co
George Sard, 212-687-8080, gsard@sardverb.com
Stephanie Pillersdorf, 212-687-8080, sp@sardverb.com

For Investors:

Marriott International, Inc.
Laura Paugh, 301-380-7418, laura.paugh@marriott.com
Betsy Dahm, 301-380-3372, betsy.dahm@marriott.com

Starwood Hotels & Resorts Worldwide
Stephen Pettibone, 203-351-3500, Stephen.pettibone@starwoodhotels.com

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